QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2007

CELESTICA INC.
(Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Celestica Inc.
Form 6-K
Month of March 2007

The following information filed with this Form 6-K shall not be deemed to be incorporated by reference into any of Celestica's registration statements on Forms S-8 (Nos. 333-9500, 333-9822, 333-9780, 333-71126, 333-66276, 333-63112, 333-88210, 333-113591) and on Forms F-3 (Nos. 333-12272, 333-50240, 333-69278 and 333-113728), or the prospectuses included therein, or any registration statement subsequently filed by Celestica with the Securities and Exchange Commission, except as provided for herein or as shall be expressly set forth by specific reference in such filing:

•
Chief Executive Officer's Letter to Shareholders, the text of which is attached hereto as Exhibit 99.1;

•
Notice of the Annual Meeting of Shareholders and Management Information Circular and Proxy Statement, the text of which is attached hereto as Exhibit 99.2;

•
Multiple Voting Shares Proxy for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.3;

•
Subordinate Voting Shares Proxy for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.4;

•
Request card to US registered holders not served by ADP for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.5;

•
Request card to Canadian beneficial holders not served by ADP for use at the Annual Meeting of Shareholders, the text of which is attached hereto as Exhibit 99.6; and

•
Letter from Computershare with online voting instructions, the text of which is attached hereto as Exhibit 99.7.

99.1	—	Letter to Shareholders
99.2	—	Notice of the Annual Meeting of Shareholders and Management Information Circular and Proxy Statement
99.3	—	Multiple Voting Shares Proxy
99.4	—	Subordinate Voting Shares Proxy
99.5	—	Request card for US registered holders
99.6	—	Request card for Canadian beneficial holders
99.7	—	Letter from Computershare

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: March 20, 2007	By:	/s/ ELIZABETH L. DELBIANCO Name: Elizabeth L. DelBianco Title: Chief Legal Officer

EXHIBIT INDEX

Exhibits	Description
99.1	Letter to Shareholders
99.2	Notice of Annual and Special Meeting of Shareholders and Management Information Circular and Proxy Statement
99.3	Multiple Voting Shares Proxy
99.4	Subordinate Voting Shares Proxy
99.5	Request card for US registered holders
99.6	Request card for Canadian beneficial holders
99.7	Letter from Computershare

QuickLinks

Celestica Inc. Form 6-K Month of March 2007
SIGNATURES
EXHIBIT INDEX